EXHIBIT 99

PRESS RELEASE

Magna to Hold Virtual Investor Event, Updates 2025 Outlook

  Company to present its unique market position and progress on its Go-Forward Strategy
  Well positioned for transforming industry and growth in addressable markets
  Updated 2025 outlook reflects active safety acquisition

AURORA, Ontario, Sept. 07, 2023 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG, NYSE: MGA), a mobility technology company and global leader in the automotive industry, will hold a virtual investor event today. Magna’s Chief Executive Officer, Swamy Kotagiri and Chief Financial Officer, Pat McCann will present on the company’s unique position in the market, systems-level capabilities and Go-Forward Strategy to power profitable growth.

“We are excited to update investors on our strategic progress and the tremendous opportunities we see in the transforming industry where our addressable markets continue to grow,” said Swamy Kotagiri, Magna CEO.

The presentation and question and answer session will run from 9:00 a.m. to 10:30 a.m. ET. To view the webcast, participants can register by clicking here. The live stream will begin at 9:00 a.m. ET.

To ask a question during the question & answer session, please dial:

RESERVATION # 22027877
Toll-Free France: 0-800-913-554	Toll-Free Germany: 0-800-180-0036
Toll Switzerland: 0-800-836-320	Toll-Free United Kingdom: 0-800-528-2796
Toll-Free North America: 1-800-768-8804	Toll International: 1-303-223-0118
REBROADCAST INFORMATION Replay available 2 hours after event until September 21, 2023
North America: 1-800-558-5253	International: 1-416-626-4100

2025 OUTLOOK

Our 2025 Outlook below has been updated solely to reflect the acquisition of Veoneer Active Safety. All other 2025 assumptions and financial information are unchanged from our 2025 Outlook previously provided in our press release dated February 10, 2023.

2025 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	16.5	16.5
Europe	17.5	17.5
China	29.0	29.0

Average Foreign exchange rates:
1 Canadian dollar equals	US$0.750	US$0.750
1 euro equals	US$1.070	US$1.070

2025 Updated Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$20.0 - $21.0 billion	$20.0 - $21.0 billion
Power & Vision	$16.8 - $17.4 billion	$14.8 - $15.4 billion
Seating Systems	$6.2 - $6.6 billion	$6.2 - $6.6 billion
Complete Vehicles	$4.0 - $4.5 billion	$4.0 - $4.5 billion
Total Sales	$46.7 - $49.2 billion	$44.7 - $47.2 billion

Adjusted EBIT Margin(1)	6.7% - 7.8%	6.7% - 7.8%

Notes: (1) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2025 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905-726-7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com, 248-761-7004

WEBCAST CONTACT
Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com, 905-726-7108

OUR BUSINESS (2)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 174,000(3) employees across 351 manufacturing operations and 103 product development, engineering and sales centres spanning 30 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(2)  Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
(3)  Number of employees includes approximately 162,000 employees at our wholly owned or controlled entities and over 12,000 employees at certain operations accounted for under the equity method.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production
  Light vehicle sales levels
  Supply disruptions
  Production disruptions, including as a result of lower vehicle sales, and/or labour or other disruptions to vehicle production
  Production allocation decisions by OEMs

Total Sales Segment Sales
  Lower than expected light vehicle production volumes
  Potential supply disruptions
  Concentration of sales with six customers
  Shifts in market shares among vehicles or vehicle segments
  Shifts in consumer “take rates” for products we sell
  Relative foreign exchange rates

Adjusted EBIT Margin
  Same risks as for Total Sales and Segment Sales above
  Operational underperformance, product launch and/or product warranty/recall risks
  Successful execution of critical program launches, including complete vehicle manufacturing of the Fisker Ocean SUV
  Elevated levels of inflation
  Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; and price increases from sub-suppliers that have been negatively impacted by production inefficiencies
  Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs
  Price concessions
  Commodity cost volatility
  Scrap steel price volatility
  Higher labour costs
  Tax risks

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of deteriorating vehicle affordability;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  risks related to conducting business with newer OEMs with limited operating history, product maturity and warranty experience;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  dependence on outsourcing;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base;
Manufacturing / Operational Risks
  product and new facility launch risks, including the successful launch of critical programs such as the Fisker Ocean SUV;
  operational underperformance;
  supply disruptions, including with respect to semiconductor chips;
  impact of volatile OEM vehicle production allocation decisions on the efficiency of our operations;
  restructuring costs;
  impairment charges;
  labour disruptions;
  climate change risks;
  attraction/retention of skilled labour;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  inflationary pressures;
  our ability to secure cost recoveries from customers and/or otherwise offset higher input costs;
  pricing risks between time of quote and start of production;
  price concessions;
  commodity cost volatility;
  declines in scrap steel/aluminum prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Acquisition Risks
  competition for strategic acquisition targets;
  inherent merger and acquisition risks;
  acquisition integration risks;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and active safety, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.